SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C.  20549





                                     FORM 11-K

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    for the fiscal year ended December 31, 1993

                                        OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 for the transition period from _______ to _______

                          Commission file number 33-14927





         CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES




                              CHESAPEAKE CORPORATION
                               1021 East Cary Street
                                  P. O. Box 2350
                          Richmond, Virginia  23218-2350





         CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

             INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBITS



                                                                         Pages

   Report of independent accountants                                        3


   Financial statements:

     Statement of net assets available for benefits at December 31,
         1993 and 1992                                                    4-5

     Statement of changes in net assets available for benefits for
         the years ended December 31, 1993 and 1992                       6-7

     Notes to financial statements                                        8-11


   Supplemental schedules:

     Assets held for investment purposes                                    **

     Reportable transactions for the year ended December 31, 1993        12-13

     Nonexempt transactions with parties-in-interest for the year
         ended December 31, 1993                                             *

     Obligations in default for the year ended December 31, 1993             *

     Leases in default for the year ended December 31, 1993                  *


      *There were no such transactions or obligations or leases in default.

     **See Note 4 of Notes to Financial Statements.


   Exhibit:

     23 - Consent of Coopers & Lybrand                                       14

                        Financial statements and schedules
                           filed under cover of Form SE.











                                    SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried

   Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           CHESAPEAKE CORPORATION 401(k) SAVINGS
                                           PLAN FOR SALARIED EMPLOYEES

                                           By:     /s/ Thomas A. Smith
                                           Thomas A. Smith, Vice President -
                                              Human Resources and Chairman
                                                    of the Committee

   June 27, 1994




































                                                               Exhibit 23



                           CONSENT OF COOPERS & LYBRAND



   We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (File No. 33-14927) of our report dated June 15, 1994, on our audits of the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees as of December 31, 1993 and 1992, and for the years then ended, which report is included in this Annual Report on Form 11-K.

                                           COOPERS & LYBRAND

   Richmond, Virginia
   June 27, 1994

































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